Exhibit 4.1

FIRST AMENDMENT TO LOAN AGREEMENT
THIS FIRST AMENDMENT TO LOAN AGREEMENT (this “Amendment”) is made and entered into as of the 30th day of March, 2017, by and between O.COM LAND, LLC, a Utah limited liability company (“O.Com”), and OVERSTOCK.COM, INC., a Delaware corporation (“Overstock” with O.Com and Overstock referred to collectively as “Borrowers”); U.S. BANK NATIONAL ASSOCIATION (“U.S. Bank”) in its capacity as Administrative Bank and in its capacity as a Bank; and Compass Bank as a Bank.
RECITALS
A.    Borrowers, Administrative Bank, and the Banks are parties to that certain Loan Agreement dated as of October 24, 2014 pursuant to which Banks have extended certain Loans to Borrowers (the “Loan Agreement”). Capitalized terms in this Amendment shall have the meanings given in the Loan Agreement unless otherwise defined.
B.    Overstock has requested an increase in the Revolving Commitment, an extension of the Facility Termination Date, and modifications to certain representations, covenants and other terms set forth in the Loan Agreement.
C.    Administrative Bank and Banks are willing to give the requested increase and extension and to make the requested modifications on the terms and conditions set forth in this Amendment.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:
1.New Definition. The following definitions are hereby added to the “Definitions” Section of the Loan Agreement:

“Anti-Corruption Laws”: Means all laws, rules, and regulations of any jurisdiction applicable to Borrowers or their respective Subsidiaries from time to time concerning or relating to bribery or corruption.
“First Amendment Effective Date”: Means March 30, 2017
“OFAC”: Means the U.S. Department of the Treasury’s Office of Foreign Assets Control, and any successor thereto.
“Permitted Redemption Payments”: Means all funds used by Overstock (including the use of availability under the Revolving Commitment) to effectuate the redemption of shares of stock in Overstock during the period of time from January 1, 2017 through June 30, 2018 in an aggregate amount not to exceed $60,000,000.00.
“Sanctioned Country”: Means, at any time, any country or territory which is itself the subject or target of any comprehensive Sanctions.
“Sanctioned Person”: Means, at any time, (a) any Person or group listed in any Sanctions-related list of designated Persons maintained by OFAC or the U.S. Department of State, the United Nations Security Council, the European Union or any EU member state, (b) any Person or group operating, organized or resident in a Sanctioned Country, (c) any agency, political subdivision or instrumentality of the government of a Sanctioned Country, or (d) any person 50% or more owned, directly or indirectly, by any of the above.

“Sanctions”: Means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by OFAC or the U.S. Department of State or (b) the United Nations Security Council, the European Union or Her Majesty’s Treasury of the United Kingdom.
2.Definitions. The following definitions in the “Definitions” Section of the Loan Agreement are hereby amended to read as follows:

“Aggregate Revolving Commitment”: Means the aggregate of the Revolving Commitment of all Banks, as reduced or increased from time to time pursuant to the terms hereof. As of the First Amendment Effective Date, the Aggregate Revolving Commitment is $25,000,000.00.

“Facility Termination Date”: Means June 30, 2020 or any earlier date on which the Aggregate Revolving Commitment is reduced to zero or otherwise terminated pursuant to the terms hereof.
“Revolving Commitment”: means, for each Bank, the obligation of such Bank to make Revolving Loans to, and participate in Facility LCs issued upon the application of and Swing Line Loans made to, Overstock, expressed as an amount representing the maximum possible aggregate amount of such Bank’s Revolving Exposure hereunder. The amount of each Revolving Bank’s Revolving Commitment is set forth on Schedule 1.1, as it may be modified pursuant to this Agreement as a result of any assignment that has become effective pursuant to this Agreement. As of the First Amendment Effective Date, the aggregate amount of the Banks’ Revolving Commitment is $25,000,000.00.
“Restricted Payment”: Means any dividend or other distribution (whether in cash, securities or other property) with respect to any equity interest in a Borrower or any Subsidiary, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such equity interests in a Borrower or any Subsidiary thereof or any option, warrant or other right to acquire any such equity interest in a Borrower or any Subsidiary thereof; provided that dividends, distributions, and other payments made between Borrowers or between a Borrower and a Material Subsidiary (or non-Material Subsidiaries in which the total investment by Overstock or by another Subsidiary does not exceed $10,000,000.00 in the aggregate) shall not be a Restricted Payment. In addition, the Permitted Redemption Payments shall not be Restricted Payments.
3.Schedule 1.1. Schedule 1.1 to the Loan Agreement is hereby amended to provide that the Revolving Commitment of U.S. Bank National Association is $13,250,000.00 and the Revolving Commitment of Compass Bank is $11,750,000.00.

4.Permitted Redemption Payments. Borrowers agree that no Permitted Redemption Payments shall be made if an Event of Default has occurred and is continuing.

5.Representations and Warranties. The following subsection of the Loan Agreement is hereby amended to read as follows:

Section 4.24    Compliance. Each Borrower:
(a)    is in compliance with all Governmental Requirements applicable to it except for instances in which (a) any such Governmental Requirement is being contested in good faith by appropriate proceedings or (b) the failure to be in compliance, either individually or in the aggregate, would not constitute a Material Adverse Occurrence as to such Borrower; and
6.Covenants. The following sections or subsections of the Loan Agreement are hereby amended to read as follows:

Section 5.24    Financial Covenants. As of the last day of each of its fiscal quarters, as demonstrated in the most recent financial statements delivered in accordance with Section 5.13, Overstock shall have (a) a Fixed Charge Coverage Ratio of no less than 1.15 to 1.00, (b) a Cash Flow Leverage Ratio not to exceed 2.75 to 1.00, and (c) a Minimum Liquidity of $50,000,000.00.
Section 5.32    Indebtedness.
(vi)    Any amendment, modification or extension of this Agreement with respect to the Aggregate Revolving Commitment or the Real Estate Loan; provided, that if an extension of the Aggregate Revolving Commitment is not made by the Banks at the Facility Termination Date, Overstock may obtain a replacement revolving commitment in any amount not in excess of $25,000,000.00, reduced by any permanent reductions by Overstock made pursuant to Section 1.14 hereof.
7.Additional Representations. The following Section 4.34 shall be added to the Loan Agreement:

Section 4.34    Anti-Corruption Laws; Sanctions; USA Patriot Act.
(a)    Borrowers, their respective Subsidiaries and their respective officers and employees, and to the Knowledge of Borrowers and their respective Subsidiaries, are in compliance with Anti-Corruption Laws and applicable Sanctions in all material respects. None of Borrowers, any Subsidiary or to the Knowledge of a Borrower or such Subsidiary any of their respective directors, officers or employees is a Sanctioned Person. No Loans, use of proceeds or other transactions contemplated hereby will violate Anti-Corruption Laws or applicable Sanctions.
(b)    Neither the making of a Loan hereunder nor the use of the proceeds thereof will violate the USA Patriot Act, the Trading with the Enemy Act, as amended, or any of the foreign assets control regulations of the United States Treasury Department (31 C.F.R., Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto or successor statute thereto. To the best of their Knowledge, Borrowers and their respective Subsidiaries are in compliance in all material respects with the USA Patriot Act.
(c)    Borrowers shall, and shall cause each Subsidiary to, provide such information and take such actions as are reasonably requested by Administrative Bank or a Bank in order to assist Administrative Bank or a Bank in maintaining compliance with the USA Patriot Act.
(d)    Borrowers will not request any Loans, and Borrowers shall not use, and Borrowers shall ensure that their respective Subsidiaries and their respective directors, officers, employees and agents shall not use, any Loans (i) in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any Anti-Corruption Laws or (ii) in any manner that would result in the violation of any applicable Sanctions.
8.Additional Covenant. The following Section 5.36 shall be added to the Loan Agreement:

Section 5.36    Compliance with Anti-Corruption Laws. Borrowers and each of their respective Subsidiaries have complied and will continue to comply with all laws, rules, regulations, orders, writs, judgments, injunctions, decrees or awards to which they may be subject relating to any Anti-Corruption Laws and applicable Sanctions, and have all permits, licenses and approvals required by such laws, copies of which have been provided to Administrative Bank.
9.Conditions Precedent. The satisfaction of the following are conditions precedent to the effectiveness of this Amendment:

a.	This Amendment has been fully executed and delivered to Administrative Bank;

b.
Amended and Restated Promissory Notes in the respective amount of the Revolving Commitment for each Bank and in a form provided by Administrative Bank shall be executed by Overstock and delivered to Administrative Bank;

c.
An Amendment to Deed of Trust, Assignment of Rents, Security Agreement and Financing Statement in a form provided by Administrative Bank reflecting the increase in the Aggregate Revolving Commitment shall be executed by Overstock and delivered to Administrative Bank;

d.
An endorsement to Administrative Bank’s title insurance policy reflecting the modification of the Mortgage, which modification includes the increase of the Aggregate Revolving Commitment in a form acceptable to Administrative Banks and Banks shall be delivered to Administrative Bank; and

e.
All fees required by the terms of the First Amendment to Fee Letter dated March __, 2017 between Overstock and Administrative Bank have been paid to Administrative Bank, and Administrative Bank and Banks have been reimbursed for all attorneys’ fees, title premiums, and other out-of-pocket expenses incurred in connection with this Amendment.

10.Affirmations and Representations. Borrowers represent to Administrative Bank and Banks that on and as of the date hereof and after giving effect to this Amendment all of the representations and warranties contained in the Loan Documents are true, correct and complete in all respects as of the date hereof as though made on and as of such date, except for changes expressly permitted by the terms of the Loan Documents. Borrowers represent to Administrative Bank and Banks that there are no current Defaults or Events of Default under the terms of the Loan Agreement.

11.JURY WAIVER. EACH PARTY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AMENDMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AMENDMENT.

12.Integration. This Amendment supersedes any prior understandings or agreements between the parties, whether written or verbal, respecting the subject matter of this Amendment and contains the entire understanding of the parties with respect thereto.

13.Consent of Required Banks. By its signature below, each Bank hereby (a) enters into this Amendment and consents and agrees to the transactions contemplated hereby (including the execution of the Amendment to Deed of Trust, Assignment of Rents, Security Agreement and Financing Statement) and (b) authorizes the Administrative Bank to execute the Amendment to Deed of Trust, Assignment of Rents, Security Agreement and Financing Statement.

14.Counterparts. This Amendment may be executed in counterparts.

15.Acknowledgment. From and after the First Amendment Effective Date, all references to the Loan Agreement and the Loan Documents shall mean the Loan Agreement and such Loan Documents as amended by this Amendment. This Amendment is a Loan Document for the purpose of the provisions of the other Loan Documents.

[Signatures on following page]

IN WITNESS WHEREOF, the parties have executed this First Amendment to Loan Agreement as of the day and year first above written.

O.COM LAND, LLC

Date:	March 30, 2017	/s/ Carter Lee
Carter Lee
Manager

OVERSTOCK.COM, INC.

Date:	March 30, 2017	/s/ Robert Hughes
Robert Hughes
Senior Vice President

U.S. BANK NATIONAL ASSOCIATION, as Administrative Bank and a Bank

Date:	March 30, 2017	/s/ Ryan Kendrick
Ryan Kendrick
Assistant Vice President

COMPASS BANK, an Alabama banking corporation, as a Bank

Date:	March 30, 2017	/s/ Timothy R. Coffey
Timothy R. Coffey
Senior Vice President